FORM 9

NOTICE OF PROPOSED ISSUANCE OF LISTED SECURITIES
(or securities convertible or exchangeable into listed securities1)

Please complete the following:

Name of Listed Issuer:         C21 Investments Inc.                          (the “Issuer”).

Trading Symbol:            CXXI ..

Date: November 5, 2018.

Is this an updating or amending Notice:           [✓] Yes           [   ] No

If yes provide date(s) of prior Notices: July 11, 2018.

Issued and Outstanding Securities of Issuer Prior to Issuance: 45,064,446.

Date of News Release Announcing Private Placement: November 2, 2018.

Closing Market Price on Day Preceding the Issuance of the News Release: $1.00.

1.      Private Placement (if shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition), proceed to Part 2 of this form) N/A

Full Name & Residential Address of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable)	Prospectus Exemption	No. of Securities, directly or indirectly, Owned, Controlled or Directed	Payment Date(1)	Describe relations -hip to Issuer (2)
N/A

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

(1)

Indicate date each placee advanced or is expected to advance payment for securities. Provide details of expected payment date, conditions to release of funds etc. Indicate if the placement funds been placed in trust pending receipt of all necessary approvals.

(2)	Indicate if Related Person.

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1.	Total amount of funds to be raised: . __________________________________________________________________________________________________________________________________________________.

2.

Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material. . _____________________.

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: ._________________________________________________________________________________________________________
__________________________________________________________________________________________________________________________________________________.

4.

If securities are issued in forgiveness of indebtedness, provide details and attach the debt agreement(s) or other documentation evidencing the debt and the agreement to exchange the debt for securities.

5.	Description of securities to be issued:

(a)	Class _______________________________________________________________________________________________________________________________________________________________.

(b)	Number ______________________________________________________________________________________________________________________________________________________________.

(c)	Price per security _______________________________________________________________________________________________________________________________________________________.

(d)	Voting rights __________________________________________________________________________________________________________________________________________________________.

6.	Provide the following information if Warrants, (options) or other convertible securities are to be issued:

(a)	Number ______________________________________________________________________________________________________________________________________________________________.

(b)	Number of securities eligible to be purchased on exercise of Warrants (or options) ______________________________________________________________________________________________________.

(c)	Exercise price _________________________________________________________________________________________________________________________________________________________.

(d)	Expiry date ___________________________________________________________________________________________________________________________________________________________.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

7.	Provide the following information if debt securities are to be issued:

(a)	Aggregate principal amount ______________________________________________________________________________________________________________________________________________.

(b)	Maturity date _________________________________________________________________________________________________________________________________________________________.

(c)	Interest rate __________________________________________________________________________________________________________________________________________________________.

(d)	Conversion terms ______________________________________________________________________________________________________________________________________________________.

(e)	Default provisions ______________________________________________________________________________________________________________________________________________________.

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a)

Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): ________________________________________________________________________________________________________________________________.

(b)	Cash _______________________________________________________________________________________________________________________________________________________________.

(c)	Securities ____________________________________________________________________________________________________________________________________________________________.

(d)	Other _______________________________________________________________________________________________________________________________________________________________.

(e)	Expiry date of any options, warrants etc. ____________________________________________________________________________________________________________________________________.

(f)	Exercise price of any options, warrants etc. ___________________________________________________________________________________________________________________________________.

9.	State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship

10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.).

11.	State whether the private placement will result in a change of control.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders.

13.

Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102.

2.	Acquisition

1.

Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: All of the issued and outstanding shares (the “Shares”) of Swell Companies Limited (“Swell”), a private company existing under the laws of Oregon. Swell carries on the business of cannabis processing and extraction and the wholesale and retail distribution and sale of cannabis products in Oregon under various tradenames and marks, including DAB Society Extracts, Swell, Hood Oil and Loud Lab, under license from the Oregon Liquor Control and Licensing Commission. On closing, the Issuer will indirectly acquire all working capital, real property leases and leasehold improvements, processing equipment, trademarks and trade names, marketing materials, supplier contracts, customer information and all other assets owned or leased by Swell and used in its business.

2.

Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material: The Issuer has signed a definitive agreement dated October 30, 2018 with Swell, on behalf of its shareholders (the “Vendors”), in respect of the purchase of the Shares. The Issuer is at arm’s length to Swell and the Vendors.

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a)

Total aggregate consideration in Canadian dollars: US$15,200,000 payable in cash and common shares of the Issuer (minus certain pre-closing liabilities and assumed indebtedness of Swell) plus Earn-Out Share consideration of up to US$18,000,000 and the issuance of 1,580,000 Warrants (each as described below).

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

(b)	Cash: US$500,000 payable in cash on closing.

(c)

Securities (including options, warrants etc.) and dollar value: In addition to the cash payment described above, as consideration for the Shares, the Issuer will issue to the Vendors (i) common shares of the Issuer, at a deemed issue price of US$3.00 per share (the “Consideration Shares”), in the following instalments: (1) shares with an equivalent dollar value of US$4,150,000 minus certain pre-closing liabilities of Swell, delivered promptly following closing, (2) shares with an equivalent dollar value of US$3,200,000 minus certain assumed indebtedness of Swell, delivered 18 months after closing, and (3) 2,450,000 shares delivered 24 months following closing provided however that if the average closing price of the Issuer’s common shares on the Canadian Securities Exchange over the 15 trading days immediately preceding the final instalment date is less than CAD$3.75 per share, then the Vendors may elect to receive US$5,000,000 in cash in lieu of such final instalment of common shares; (ii) additional common shares of the Issuer (the “Earn-Out Shares”) at a deemed issue price of US$3.00 per share up to an aggregate total of 6,000,000 Earn-Out Shares, issuable upon Swell achieving certain financial targets as specified in the definitive agreement for this acquisition; and (iii) 1,580,000 common share purchase warrants of the Issuer (the “Warrants”).

(d)	Other: N/A.

(e)	Expiry date of options, warrants, etc. if any: 5 years following the date of issue.

(f)	Exercise price of options, warrants, etc. if any: The Warrants are exercisable at a price of CAD$1.50 per share.

(g)	Work commitments: N/A.

3.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc). Arm’s length negotiation.

4.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A.

5.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	No. of Securities, directly or indirectly, Owned, Controlled or Directed by Party	Describe relationship to Issuer
Alleh Lindquist	49.12% of the Consideration Shares; up to 2,947,200 of the Earn-Out Shares; and 776,096 of the Warrants	US$3.00/ Consideration Share US$3.00/ Earn- Out Share	Warrant exercise price – CAD$1.50 /share	BCI: 72- 503	None	Unrelated
Eric Shoemaker	19.38% of the Consideration Shares; up to 1,162,800 of the Earn-Out Shares; and 306,204 of the Warrants	US$3.00/ Consideration Share US$3.00/ Earn- Out Share	Warrant exercise price – CAD$1.50 /share	BCI: 72- 503	None	Unrelated
Michael Thale	19.38% of the Consideration Shares; up to 1,162,800 of the Earn-Out Shares; and 306,204 of the Warrants	US$3.00/ Consideration Share US$3.00/ Earn- Out Share	Warrant exercise price – CAD$1.50 /share	BCI: 72- 503	None	Unrelated

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

Tyler Williams	7.20% of the Consideration Shares; up to 432,000 of the Earn-Out Shares; and 113,760 of the Warrants	US$3.00/ Consideration Share US$3.00/ Earn- Out Share	Warrant exercise price – CAD$1.50 /share	BCI: 72- 503	None	Unrelated
Elliot Rohde	3.88% of the Consideration Shares; up to 232,800 of the Earn-Out Shares; and 61,304 of the Warrants	US$3.00/ Consideration Share US$3.00/ Earn- Out Share	Warrant exercise price – CAD$1.50 /share	BCI: 72- 503	None	Unrelated
Miranda Keenan	1.03% of the Consideration Shares; up to 61,800 of the Earn-Out Shares; and 16,274 of the Warrants	US$3.00/ Consideration Share US$3.00/ Earn- Out Share	Warrant exercise price – CAD$1.50 /share	BCI: 72- 503	None	Unrelated

4.

Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Issuer will conduct UCC filing searches for any registered financing statements respecting non-permitted encumbrances.

6.

Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.): N/A

(a)

Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

(b)	Cash _______________________________________________________________________________________________________________________________________________________________.

(c)	Securities ____________________________________________________________________________________________________________________________________________________________.

(d)	Other _______________________________________________________________________________________________________________________________________________________________.

(e)	Expiry date of any options, warrants etc. _____________________________________________________________________________________________________________________________________.

(f)	Exercise price of any options, warrants etc. ___________________________________________________________________________________________________________________________________.

7.	State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A

8.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.

Certificate Of Compliance

The undersigned hereby certifies that:

1.

The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.

The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

4.	All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated November 5, 2018.
Robert J. Cheney
Name of Director or Senior
Officer

“Robert J. Cheney”
Signature

President
Official Capacity

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015